Infinity Core Alternative Fund

c/o J.D. Clark & Co.

803 West Michigan Street

Milwaukee, WI 53233

April 17, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Core Alternative Fund (the “Fund”) (1933 Act Registration No. 333-194283)/(1940 Act Registration No. 811-22923)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Fund’s registration statement on Form N-2, including the pre-effective amendment thereto, be accelerated to April 18, 2014, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INFINITY CORE ALTERNATIVE FUND

/s/ Randal Golden

Name: Randal Golden

Title: Treasurer

FORESIDE FUND SERVICES, LLC

/s/ Mark Fairbanks

Name: Mark Fairbanks

Title: President